[redacted]

OD.
11/18/14

14041672

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SEC FILE NUMBER
8 - 69116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MTS Markets International, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 28th Floor
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Monahan **(646) 306-3238**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	**New York**	**New York**	**10020**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 13 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

OD
11/18/14

I, Mark Monahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS Markets International, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

JUAN J. CASTELLO
Notary Public - State of New York
NO. 01CA6297094
Qualified in New York County
My Commission Expires Feb 18, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS MARKETS INTERNATIONAL, INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2014

MTS MARKETS INTERNATIONAL, INC.
(A Development Stage Company)
Contents
Year Ended March 31, 2014 and for the Period June 1, 2012 (inception) to March 31, 2014

MAZARS

WeiserMazars

Independent Auditors' Report

To the Stockholder
MTS Markets International, Inc.

We have audited the accompanying financial statement of MTS Markets International, Inc. (a development stage company) (the "Company"), which comprise the statement of financial condition as of March 31, 2014 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MTS Markets International, Inc. as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

June 11, 2014

MTS MARKETS INTERNATIONAL, INC.
(A Development Stage Company)
Statement of Financial Condition
March 31, 2014

ASSETS		
Cash	$	2,842,388
Fees receivable		15
Prepaid expenses		56,152
Total assets	$	2,898,555
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to Parent	$	1,334,982
Due to affiliate		477,486
Accrued expenses		37,325
Total liabilities		1,849,793
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		5,225,040
Deficit accumulated during the development stage		(4,176,288)
Total stockholder's equity		1,048,762
Total liabilities and stockholder's equity	$	2,898,555

See accompanying notes to the statement of financial condition.

1. Organization

MTS Markets International, Inc. (the "Company") was formed in Delaware on June 1, 2012, to become a registered broker-dealer in the United States ("U.S."). In April 2013, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of MTS S.p.A. in Italy (the "Parent"). The Parent is ultimately a subsidiary of the London Stock Exchange Group plc in the United Kingdom.

The Company has been in the development stage since its formation on June 1, 2012. The Company's operations allow large U.S institutions electronic access to liquidity pools of U.S and European government and corporate fixed income securities through its proprietary trading systems. The Company does not carry accounts for customers or perform custodial functions related to securities.

Activities performed by the Company during the development stage include but were not limited to, meeting with targeted clients, demonstrating the capabilities of the Company's proprietary trading systems, signing contracts to access the Company's trading systems and training the clients' personnel to utilize the Company's trading systems. Several clients have signed contracts and several additional clients are in various stages of executing contracts with the Company. Targeted clients include U.S. affiliates of clients of the Company's European affiliated companies and large U.S. institutions.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

As of March 31, 2014, the Company maintained its cash balance of $2,842,388 with one financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy
In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Significant Accounting Policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of March 31, 2014, financial instruments owned by the Company consist of cash and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Company as of March 31, 2014.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 605 "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency.

Revenues consist of monthly membership fees and transaction fees related to orders executed through the Company's electronic proprietary trading systems.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3. Commitments and Contingencies

Effective October 2012, the Company entered into a sublease for office space with FTSE Americas, Inc. which expires in July 2021. Future minimum annual lease payments under this operating sublease agreement are as follows:

Year Ending March 31,		
2015	$	72,000
2016		72,000
2017		72,000
2018		72,000
2019		72,000
Thereafter		168,000
	$	528,000

The Company is currently not subject to any litigation, claims or assessments by regulatory or other governmental agencies, or any other third parties.

4. Related Party Transactions

Service Agreement and Due to Affiliate

Pursuant to a service agreement various affiliates of the Company, including but not limited to, London Stock Exchange Group Holdings, Inc., Borsa Italiana S.p.A., and MTS S.p.A., (the "Affiliates"), provide various services and other operating assistance to the Company. These services include human resources, legal, finance and corporate professional services, and other general and administrative services. As of March 31, 2014, the Company has not yet reimbursed to the London Stock Exchange Group Holdings, Inc. $477,486 of these expenses which are classified as due to affiliate in the statement of financial condition.

The Affiliates also provide the Company and the Company's clients access to the Affiliates proprietary trading systems. As of March 31, 2014, $1,334,982 was owed to MTS S.p.A. and is classified as due to Parent in the statement of financial condition.

5. Income Taxes

At March 31, 2014, the Company has a federal net operating loss carryforward ("NOL") of approximately $4,062,000 for federal and New York State and New York City income tax purposes. Of that total, approximately $987,000 will expire in 2033 and $3,075,000 will expire in 2034. The Company's net deferred tax assets before valuation allowance was approximately $1,883,000, primarily as a result of net operating losses and amortization of start-up costs. As of March 31, 2014, the Company has recorded a full valuation allowance against deferred tax assets since it is more likely than not that the deferred tax assets will not be realized.

At March 31, 2014, the Company did not have any uncertain tax positions.

The Company's 2012 and 2013 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

6. Employee Retirement Plan

The Company's employees participate, to the extent they meet minimum requirements, in a voluntary defined contribution plan (the "Plan") provided by the London Stock Exchange Group Holdings, Inc.

7. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2014, the Company's net capital was $992,595, which was $761,371 in excess of its minimum requirement of $231,224. The Company's ratio of aggregate indebtedness to net capital amounted to 1.86 to 1.

8. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Subsequent Events

The Company has evaluated subsequent events through June 11, 2014, the date of issuance of the accompanying financial statements. Other than as noted below, there has been no material subsequent event that occurred during this period that would require disclosure or adjustment to the financial statements.

The Company entered into an agreement to merge with Bonds.com Group, Inc, a Delaware corporation and the ultimate owner of a U.S. broker dealer, Bonds.com, Inc for approximately $15 million on March 5, 2014. The merger, approved by FINRA on May 6, 2014, was consummated on May 8, 2014.